VANTAGE HEALTH.

From:
Lisa Ramakrishnan
Chief Executive Officer
Suite 640-11400 West Olympic Boulevard
Los Angeles, California, 90064-1567

AMMENDMENT #1

Re: Form S-1/A filed August 19, 2010 File No, 333-168930

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To Whom It May Concern:

On behalf of Vantage Health. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated September 16, 2010 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

General

     1) The Company has revised its disclosure to address comment #1 2) The Company has removed detailed cost and revenue figured from the disclosure.

     3) The Company has made changes throughout the disclosure in accordance with comments.

     4) The Company has updated the discussion in the prospectus to the most recent date practicable.

     5) The Company has added the information requested in Comment #5 of the SEC Comment letter under the Summary of Financial Information Section. This was prepared by the auditing firm for Moxisign.

Prospectus Cover Page

     6)   The Company has revised the Cover Page as suggested.

Summary, page 3

     7) The Company has expended the disclosure to give a summary of the businesses of both Vantage Health and Moxisign.

     8)   The Company has revised the disclosure to address SEC Comment #8.

     9) The Company has revised the disclosure to expand and explain the tender process.

     10) The Company has revised the disclosure to quantify the minimum proportion of the supply tender required to initiate proposed business activities.

     11) The Company has updated the discussion relative to the techoloby partnership agreement.

     12)  The Company has revised the disclosure to address SEC Comment #12.

     13)  The Company has revised the disclosure to address SEC Comment #13
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     14)  The  Company has  expanded  the  discussion  to briefly  describe  the purpose for which the $20 million will be utilized.

     15) The company has removed detailed revenue and cost figures as per comment #2 on the SEC Comment letter. Please see below for a response to the comment:

The statement concerning the estimated patient population regarding the number of patients being treated is from a statement from the Minister of Health during an address to Parliament. He states the number of patients to be treated for HIV infection in South Africa. (Speech given by Aaron Motsoaledi at the 18th Annual International AIDS Conference).

Sales price per unit is based upon the current cost guidelines for ARVs from CHAI which is the reference pricing utilized by the Department of Health. This sale price per unit is also set forth in the governments tender request as the reference pricing. (see reference document, CHAI reference pricing list).

     16) The Company explained the business reasons for the offering under "The Offering" in the Summary Section.

     17)  Tender documents have been attached as an Exhibit.

Risk Factors

"We are at risk of the Department of Health not awarding Moxisign..." page 8

     18) The Company has expanded the discussion to quantify the minimum amount of the tender that must be awarded.

"We  are  at  risk  of  the   Department  of  Health  not  renewing  our  supply
agreement...." Page 8

     19) The Company has revised the risk factor to eliminate the implication the company has been awarded an initial supply agreement.

"If we are unable to arrange a technology partnership..." page 8

     20)  The  Company  has  expanded  the  discussion  to  indicate   reason  a
          technology partnership is important to the business plan.

"Because our director owns 31.25% of our issued and outstanding common stock..." page 9

     21) The Company has revised the disclosure to correct inconsistencies regarding the percentage ownership.

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"Because our continuation as a going concern is in doubt..." page 9

     22) The Company has revised the disclosure to remove the statement regarding consulting efforts as it was misplaced in the risk factors.

Risk Factors, General

     23) The Company revised the Risk Factor section to include the requested risk factors.

Determination of Offering Price, page 11.

     24) The Company has revised the determination of offering price and other related inconsistencies throughout the Registration Statement to address this comment.

Selling Shareholders, page 12

     25) The Company has provided footnote disclosure identifying the natural persons with voting or investment control over corporate owned common stock.

Plan of Distribution, page 13

     26) The Company has revised the disclosure to remove the reference to a table.

     27) The Company clarified in both parts that it is deemed to be a shell company and not currently eligible to use Rule 144 for resales of securities.

     28) The Company has revised the disclosure to remove the reference to Dr. Ramakrishnan and Mr. Lowe as selling shareholders.

Preferred Stock, page 17

     29) The Company revised the disclosure to explain the features of its preferred stock and deleted reference to "blank check."

Description of Business, page 18

     30) The Company has revised the disclosure to include discussion of the development of the business since its inception.

     31) The Company has revised the disclosure to discuss any instruments that would materially alter the shareholders as detailed in both Companies.

     32) The Company has revised the disclosure to explain any obligations between Moxisign and Vantage Health.

     33) The Company has expanded the discussion to provide information for Moxisign's officers and directors that would be required under Item 401 of Regulation S-K.

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     34)  The  Company  has  revised  the  disclosure  to add the source for the statement in question on page 19.

     35) The discussion included in the S-1 Registration Statement describes in detail the development and nature of the business of Moxisign, including business activities, facilities, employees ect.

     36) The disclosure already discusses the nature of the relationship between Vantage and Moxisign. Vantage has a 51% ownership in Moxisign. Additional disclosure has been added to the disclosure.

     37) The Company has revised the disclosure to describe the consulting agreement referred to in note 2 of the financial statements and an exhibit has been filed.

     38) The Company has revised the disclosure to remove or source statements that are unfounded.

     39) The Company has revised the disclosure to source or remove forward looking statements based on the opinions of management.

     40) The Company has expanded the business discussion to discribe in detail existing government regulatory regime and its effects on our proposed business operations.

     41) The Company has expanded the business discussion to include a section on the government bidding process.

     42) The Company has removed the detailed revenue and cost figures as per Comment #2 on the SEC Comment Letter. Please see below for a response:

          It is our belief that our acquisition costs of API will be cheaper than local suppliers. Even thought we are dependent upon third parties we have flexibility given the indications that suppliers in India and China will supply the formulated products at a competitive price.

Standardized National HAART regimes tables, page 22

     43) The Company has revised the disclosure to clarify the relationship between the regimes indicated and the products we hope to produce.

Government Regulations, page 36

     44) The Company has removed the last sentence of the second paragraph of the Government Regulations section

Plan of Operations, page 38

     45) The Company has revised the disclosure to explain how we propose to pay for the TDF initially acquired from foreign manufacturers.

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     46)  The  Company  included  the  disclosures   required  by  Item  303  of
          Regulation S-K.

Sign Technology Partnership Agreement, Page 39

     47)  The Company has revised the disclosure to address comment #47.

     48)  The Company has revised the disclosure to address comment #48

Begin Distribution Operations, page 40

     49) The Company has expanded the discussion to explain the nature of the distribution process and any relationship between the tender and actual distributor of APR's.

Exercising of Warrant/Completion of Financing, page 40

     50) The disclosure in that particular section merely addresses the need to obtain future financing and how the sale of additional shares will dilute existing shareholders. The disclosure appears adequate for that purpose.

     51) The Company included disclosure about the need to increase authorized shares to conduct further equity financings.

Available Information, page 42

     52) The Company has revised its disclosure to remove the duplicate information under "Where you can find more information"

Significant Employees, Page 45

     53)  The Company has revised the disclosure to address comment #53

Summary Compensation Table, Page 45

     54) There is no one by the name of Jason Kropp associated with Vantage Health. The name seems to have been filed on the EDGAR document but is not in the word document submitted. The name has been removed from the table.

Certain Relationships and Related Transactions, Page 46

     55)  The Company included the requested disclosure.

     56) The Company has revised the disclosure to provide as discussion of the policies and procedures utilized by the board of directors to review and approve related party transactions.

Disclosure  of  Commission   Position  of  Indemnification  for  Securities  Act
Liabilities, page 47

     57) The company has revised its disclosure to make the changes suggested in comment #57.

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Report of Independent Registered Public Accounting Firm, page F-1

     58) Attached is a letter from our auditors addressed to you confirming that they were licensed by the Michigan Board of Accountancy and active and in good standing in the state of Michigan as of the date of their audit report.

Notes to consolidated financial statements

     59) We have revised the statement of cash flows. The deemed dividend was recorded in connection with our acquisition of 51% of Moxisign as the book value of its liabilities exceeded the book value of its assets. The 49% non-controlling interest of Moxisign is owned by Lisa Ramakrishnan.

Note 5 - Stock Warrants page F8

     60) We have revised Note 5 - Stock Warrants to summarize the significant terms of the stock warrant and to add other relevant information.

Part II Recent Sales of Unregistered Securities

     61)  The Company intends to file a Form D for the 504 offering.


Vantage Health


/s/ Lisa Ramakrishnan
------------------------------
Lisa Ramakrishnan, CEO


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